

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 8, 2019

S. Scott Crump
Chairman of Executive Committee
Stratasys Ltd.
7665 Commerce Way
Eden Prairie, Minnesota 55344

> **Re: Stratasys Ltd**
> **Form F-20 for the fiscal year ended December 31, 2018**
> **Filed on March 07, 2019**
> **File No. 001-35751**

Dear Mr. Crump:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form F-20 filed March 07, 2019

Notes to consolidated financial statements
Note 10. Commitments and Contingencies
Contingencies, page F-32

1. We note that you disclose the Patent Law-Based Claim initiated on November 23, 2017 on page F-32, and you indicate that you reject the claims that serve as a basis for the proceeding and intend to vigorously defend these claims. In accordance with ASC 450-20-50, please revise future filings to clearly disclose the following information for your loss contingencies: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements.

2. We note that the Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position or profitability of the Company. With a view toward future disclosure,

please explain why you have omitted the statement of cash flows or revise future filings to reference this financial statement.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services